Exhibit 99.3

Geac Computer Corporation Limited

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on September 13, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

	To Vote Using the Telephone (Only Available Within Canada and U.S.)		To Vote Using the Internet		To Receive Documents Electronically

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	•	Go to the following web site:	•

You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com - click “Investors” and then “Electronic Shareholder Communications”

•	Proxy Instructions must be received by 10:00 am, Eastern Time, September 9, 2005.	•	Proxy Instructions must be received by10:00 am, Eastern Time, September 9, 2005.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Eastern Time, on September 9, 2005.

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Appointment of Proxyholder
I/We being holder(s) of Geac Computer Corporation		Print the name of the person
Limited hereby appoint: Charles S. Jones, President,		you are appointing if this
Chief Executive Officer and Director of the Corporation	OR	person is someone other
or, failing him, C. Kent Jespersen, Chairman and		than Messrs.
Director of the Corporation		Jones or Jespersen

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Geac Computer Corporation Limited to be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario, on Tuesday, September 13, 2005, at 10:00 a.m. (Toronto time) (the “Meeting”) and at any adjournment thereof.

1. Appointment of Auditors

Reappointment of PricewaterhouseCoopers LLP as auditors to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the auditors’remuneration (or, if not specified, VOTE FOR)

	For	☐ Withhold	☐

2. Election of directors of the Corporation of the persons nominated by Management of the Corporation and referred to in the Management Proxy Circular: (or, if not specified, VOTE FOR all nominees)
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VOTE FOR all nominees		☐
OR

WITHHOLD FROM VOTING FOR all nominees		☐

OR

VOTE FOR all nominees except for those nominees from whom vote to be withheld as indicated below		☐

Withhold From Voting		Withhold From Voting	Withhold From Voting

01. Thomas I.A. Allen, Q.C. ☐	04. Charles S. Jones	☐ 07. William G. Nelson	☐

02. David Friend ☐	05. Pierre MacDonald	☐ 08. Robert L. Sillcox	☐

03. C. Kent Jespersen ☐	06. Michael D. Marvin	☐

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and in his discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

Financial Statements Request	Interim Financial Reports		Annual Reports

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection. ☐	Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

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